SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: January 05, 2010

List of materials

Documents attached hereto:

i) Press release entitled "DISCOVERY COMMUNICATIONS, SONY AND IMAX ANNOUNCE PLAN TO LAUNCH FIRST 24/7 DEDICATED 3D TELEVISION NETWORK IN THE U.S."

FOR IMMEDIATE RELEASE
January 5, 2010

DISCOVERY COMMUNICATIONS, SONY AND IMAX ANNOUNCE PLAN TO LAUNCH FIRST 24/7 DEDICATED 3D TELEVISION NETWORK IN THE U.S.

-- Three-Way Venture to Bring Next-Generation Experience to Home Television Viewers --

-- Joint Media Call with Discovery, Sony and IMAX CEOs at 3:15 p.m. EST Today; See Dial-in Details at End of Release --

Las Vegas, NV – Three of the world’s leading media, technology and entertainment companies – Discovery Communications, Sony Corporation and IMAX Corporation – today announced a joint venture to be established to develop the first 24/7 dedicated 3D television network in the U.S. The partnership brings together three leaders with an extraordinary collection of award-winning 3D content, technology expertise, television distribution and operational strength to deliver a high-quality three-dimensional viewing experience to home television audiences.

“Discovery’s business strategy has always focused on delivering groundbreaking content through new platforms, including the first suite of digital channels launched in 1996 and the first 24/7 basic cable HD channel in 2002,” said Discovery Founder and Chairman John Hendricks.  “Now, as Discovery celebrates its 25th anniversary in 2010 as the world leader in satisfying curiosity and bringing audiences the most realistic viewing experience, we continue to change the face of television with the launch of the first-ever 24/7 dedicated 3D television network.”

“Sony is the only company with expertise in every part of the 3D value chain,” said Sir Howard Stringer, Chairman, CEO and President, Sony Corporation. “We are delighted to be partnering with Discovery and IMAX, two premier companies also dedicated to leadership in 3D, in this groundbreaking new venture.  It is clear to us that consumers will always migrate to a better and richer entertainment experience, and together we are determined to be the leader in providing that around the world.”

“By partnering with Sony and IMAX on 3D, Discovery will lead the way in revolutionizing the next-generation home viewing experience in the U.S. and around the world,” said Discovery Communications President and CEO David Zaslav.  “Today’s announcement is the next step in fulfilling Discovery’s mission of providing groundbreaking content for our affiliate partners and enlightening viewers with the most immersive and realistic viewing experience available anywhere.”

“IMAX has been a pioneer and recognized leader in 3D technology for more than twenty-five years, delivering the premium in-theatre experience to audiences around the world. We’re reaching more and more consumers with the recent expansion of the IMAX® theatre network and the growth of 3D movie content," said IMAX CEO Richard L. Gelfond. “This new business venture is the first step in our strategic effort to take 3D into the home and extend the IMAX brand. We’ve already had strong collaborations with Discovery Communications and Sony in the past on IMAX event film titles, and we are thrilled to work with such strong partners to be the first to make in-home 3D a reality.”

Discovery, Sony, through its U.S. affiliate, Sony Corporation of America, and IMAX each will be equal partners in the joint venture.  It will be launched in the U.S., with a goal of driving consumer adoption of 3D televisions and giving the network long-term leadership in the 3D home marketplace.  In the future, the companies also will explore international distribution opportunities in selected markets.

The new 3D network will feature high-quality premium content from genres that are most appealing in 3D, including natural history, space, exploration, adventure, engineering, science and technology, motion pictures and children’s programming from Discovery, Sony Pictures Entertainment, IMAX and other third-party providers.

Discovery will provide network services, including affiliate sales and technical support functions, as well as 3D television rights to Discovery content and cross-promotion across its portfolio of 13 U.S. television networks.  Sony will provide advertising/sponsorship sales support, and will seek to license television rights to current and future 3D feature films, music-related 3D content and game-related 3D content, while providing cross-promotion at retail stores.    IMAX also will license television rights to future 3D films, promotion through its owned-and-operated movie theaters across the U.S., and a suite of proprietary and patented image enhancement and 3D technologies.

Governance for the joint venture will be handled by a board of directors comprised of members from each of the three companies, with the day-to-day operations run by a separate staff and management team that will report to the board.  A search for the venture’s general manager will begin immediately.

The parties have signed a non-binding Letter of Intent.  Specific financial terms of the venture were not disclosed.  The parties will work towards prompt execution of definitive agreements, subject to any necessary regulatory approvals.

Conference Call Details
Discovery Founder and Chairman John Hendricks, Discovery President and CEO David Zaslav, Sony Corporation Chairman, CEO and President Sir Howard Stringer and IMAX CEO Richard L. Gelfond will hold a joint media call to discuss the venture at 3:15 p.m. EST today.  To access the conference call, in the U.S. dial 1-888-396-2298, or outside of the U.S. dial 1-617-847-8708, and use the following passcode:  30218918.

About Discovery Communications
Discovery Communications (Nasdaq: DISCA, DISCB, DISCK) is the world’s number one nonfiction media company reaching more than 1.5 billion cumulative subscribers in 170 countries.  Discovery empowers people to explore their world and satisfy their curiosity through 100-plus worldwide networks, led by Discovery Channel, TLC, Animal Planet, Science Channel, Planet Green, Investigation Discovery and HD Theater, as well as leading consumer and educational products and services, and a diversified portfolio of digital media services including HowStuffWorks.com.  For more information, please visit www.discoverycommunications.com.

About Sony Corporation of America
Sony Corporation of America, based in New York, NY, is a U.S. subsidiary of Sony Corporation, headquartered in Tokyo. Sony is a leading manufacturer of audio, video, communications, and information technology products for the consumer and professional markets. Its motion picture, television, computer entertainment, music and online businesses make Sony one of the most comprehensive entertainment companies in the world. Sony's principal U.S. businesses include Sony Electronics Inc., Sony Pictures Entertainment Inc., Sony Computer Entertainment America Inc., and Sony Music Entertainment, one of the largest recorded music companies in the world. Sony recorded consolidated annual sales of approximately $78.9 billion for the fiscal year ended March 31, 2009, and it employs 171,300 people worldwide.

About IMAX Corporation
IMAX Corporation (NASDAQ: IMAX; TSX: IMX) is one of the world’s leading entertainment technology companies, specializing in immersive motion picture technologies. The worldwide IMAX network is among the most important and successful theatrical distribution platforms for major event Hollywood films around the globe, with IMAX® theatres delivering the world’s best cinematic presentations using proprietary IMAX, IMAX 3D, and IMAX DMR® technology.  IMAX DMR is the Company’s groundbreaking digital re-mastering technology that allows it to digitally transform virtually any conventional motion picture into the unparalleled image and sound quality of The IMAX Experience. The IMAX brand is recognized throughout the world for extraordinary and immersive entertainment experiences for consumers. As of September 30, 2009, there were 403 IMAX® theatres (280 commercial, 123 institutional) operating in 44 countries.

NEWS MEDIA CONTACTS:
For Discovery:                       Michelle Russo, 240-662-2901, michelle_russo@discovery.com
For Sony:                      Sandra Genelius, 212-833-6975, sandra_genelius@sonyusa.com
For IMAX:                    Sarah Gormley, 212-821-0155 or 917-603-0813, sgormley@imax.com

This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties. These statements are based on information available to each party as of the date hereof, and each party's actual results could differ materially from those stated or implied, due to risks and uncertainties associated with its business, which include the risk factors disclosed in their respective Annual Report on Form 10-K/20-F filed with the SEC. Forward-looking statements include statements regarding each party's expectations, beliefs, intentions or strategies regarding the future, and can be identified by forward-looking words such as "will," "anticipate," "believe," "could," "continue," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. Each party expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the such party's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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